SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2004

AIR FRANCE

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

société Air France

Société anonyme governed

by the Code de Commerce

and by the Civil Aviation Code

share capital of EUR 2,289,759,903

Registered office: 45, rue de Paris – 95747 ROISSY CDG

552 043 002 RCS Bobigny – Siret: 552 043 002 016 07

NOTICE OF MEETING

Shareholders are invited to attend the Ordinary General Meeting which will be held at 2.30 pm on Thursday 24 June 2004, at the Palais Brongniart, Place de la Bourse, 75002 Paris, in order to hear the reports of the Board of Directors and the Auditors and to discuss the following agenda:

Ordinary part

1.	Nominations of Directors

2.	Setting the amount of Directors’ fees

3.	Proxies for formalities

All shareholders are entitled to attend General Meetings upon simple presentation of proof of their identity provided that the shares are free from outstanding payments and that they are registered in their name at least five days before the date of the meeting.

All shareholders may give proxy to their spouse or to another shareholder in order to ensure their representation within the General Meeting.

Shareholders wishing to attend this Meeting will, at their request, receive an admission card.

A postal ballot form will be presented or sent to any shareholder that so requests in a registered letter with acknowledgement of receipt addressed to:

Société Générale

Département Titres et Bourse

32, rue du Champ-de-Tir - BP 81236

44312 Nantes Cedex 3

no later than six days before the date of the meeting.

Duly completed postal ballot forms must reach the Société Générale at least three days before the date of the meeting.

The Board of Directors

BRIEF SUMMARY OF AIR FRANCE RESULTS

FY 2003-04: net income of 93 million euros

Second-half passenger operations offset poor first-half figures. Overall, traffic rose 1.7% on a 2.4% increase in capacity. The seat load factor eased back slightly, by 0.5 points, to 75.6%. The Group carried 43.7 million passengers (up 1.7%) and maintained its market share: 17.3% compared to 17.4% a year ago. In the space of three years, the Group has increased its market share by two points.

Revenue per available seat-km (RASK) fell by 0.9% excluding unfavorable currency (3.8%) and network mix (0.4%) effects. Adjusted for these two effects, yield (RRPK) was stable (-0.1%).

Network performance can be analyzed as follows: with the exception of Asia in the first half, and of the Middle East throughout the financial year, all the long-haul networks posted very satisfactory activity levels, to sustain a high seat-load factor of 79.8% (down 0.5 points). However, the 14% fall-off in turnover on the Asian market and the euro’s appreciation against other currencies, had an adverse impact on performance. Unlike last year, international medium-haul operations improved during the second half but continue to suffer from weak business traffic and fares competition. The domestic market was sustained by the excellent resilience of unit revenue within a context of stable activity. In all, traffic (up 3.2%) on the European medium-haul and domestic markets increased in line with capacity (up 3.8%). The seat-load factor stabilized at 64.5%, down 0.4 points.

Cargo activity was stable, impacted by the poor global economic climate and the weak dollar, with traffic expressed in revenue tonne-km (RTK), down 0.2% on a 1.8% increase in capacity (available tonne-km). The load factor came in at 64,0% as of 31 March 2004 (down 1.3 points). Revenue per available tonne-km (RATK) fell by 5.4% including a negative currency effect of 6.1%.

Turnover from other operations totalled 665 million euros, down 2.3% on last year, of which 508 million euros from maintenance operations (down 5.9%), which, excluding currency effects, held up satisfactorily, and 157 million euros (up 11.3%) from catering operations.

Turnover was down 2.8% at 12.34 billion euros including a negative currency effect of 4.0%. Passenger operations, at 10.26 billion euros, account for 83% of turnover, and cargo operations, at 1.41 billion euros, 11.5%.

Operating expenses totalled 12.20 billion euros, down 2.6% thanks to cost-savings programmes and the weaker dollar. The main reductions concern jet fuel (down 4.9%), operating leases (down 12.3%) and maintenance costs (down 20.1%) due to the withdrawal of Concorde services. The personal costs rose 5.8% partly following an increase in social security contributions linked to the reform of subsidies for the switch to the 35-hour week. Payroll costs increased by 5% and social security contributions by 8.8%. The average workforce saw little change, at 71,654 staff compared with 71,525 a year earlier.

Unit costs measured in terms of equivalent available seat-km (EASK) fell by 4.1%. At constant currency and fuel price, unit costs fell 0.6%.

EBITDAR fell by 10.8% to 1.78 billion euros, compared with 1.99 billion euros in the year to 31 March 2003. The ratio of EBITDAR to turnover held up well at 14.4% as against 15.7% a year earlier.

Operating income before aircraft disposals came in at 132 million euros (down 18.5%). After capital gains from aircraft disposals, operating income totalled 139 million euros compared with 162 million as at 31 March 2003 and breaks down as follows:

•	passenger operations: 67 million euros compared with 101 million euros as at 31 March 2003,

•	cargo operations: 15 million euros compared with 48 million euros the previous year,

•	maintenance operations: 50 million euros compared with 67 million euros as at 31 March 2003,

•	Other: 7 million euros compared with a loss of 24 million euros as at 31 March 2003.

The financial result improved from a charge of 85 million euros in the year to 31 March 2003 to a charge of 60 million euros thanks to the combined effect of lower net interest charges and foreign exchange gains (although significantly lower than last year) together with a writeback of the provision for Air France treasury shares.

After adding 53 million euros in profit from equity affiliates, including 44.8 million euros from Amadeus and 15 million for goodwill amortization, Group net income came to 93 million euros, compared with 120 million euros in the year ending 31 March 2003.

In FY 2003-04 investment was restricted to 1.26 billion euros, as against 1.41 billion euros in FY 2002-03. Investments were entirely funded out of operating cash-flow totalling 1.2 billion euros and by the proceeds from aircraft disposals, for a total of 391 million euros. Air France’s debt/equity ratio accordingly improved from 0.71 as at 31 March 2003 to 0.62 in the year ending 31 March 2004. Shareholders’ equity totalled 4.08 billion euros, and net debt 2.53 billion, down 330 million on 31 March 2003. As at 31 March 2004, the Group has net cash and equivalent of 1.5 billion euros and an undrawn credit line of one billion euros.

Outlook for the current fiscal year

The success of the public exchange offer allows the new Group to rapidly implement its strategy based on the ‘one group two airlines’ concept. Three levels of priority have been identified.

Each airline will pursue its cost control programme. On 1 April 2004, Air France launched a new three-year cost saving plan designed to improve unit costs by 6% over the three-year span on the plan, with 200 million euros in savings in FY 2004-05, 400 million euros the next year and 600 million in the third year. In FY 2003-04 KLM embarked on a three-year restructuring programme that is going ahead according to plan, with cost-savings of 200 millions euros achieved as of 31 March 2004.

The second priority is to implement identified synergies. The first initiative involves rationalizing the two airlines’ networks, optimizing pricing policies and creating a “European Cargo House” and, in the maintenance sector, insourcing of some sub-contracted activities and a decrease in inventories. In all, these early initiatives should deliver synergies of 65-75 million euros in FY 2004-05.

The third priority is the development of the SkyTeam alliance with the entry of KLM, Northwest and Continental together with other potential partners.

For the current fiscal year, the Air France-KLM Group is working on the basis of the following assumptions:

•	An average capacity increase of 5% on the initial planned schedule for FY 2003-04,

•	Stable unit revenue,

•	A euro/dollar parity of 1.23 with a 55% hedging of net operating exposure,

•	Given the fuel surcharges imposed on the Air France and KLM networks, a retained oil market price of 33 dollars per barrel

•	Net capital expenditure slightly under 2 billion euros, of which 1.6 billion euros for Air France.

Under these assumptions and before the favourable impact of the initial consolidation, the Air France-KLM Group is targeting a substantial increase in operating profit.

Final Results Exchange Offer for KLM Common Shares by Air France

During the subsequent offering period, holders of KLM Common Shares had tendered KLM Common Shares, representing approximately 7.3 % of all KLM Common Shares.

At the expiry of the subsequent offering period of the Offer, Air France holds a total of 45,093,299 KLM Common Shares representing approximately 96.33 % of all KLM Common Shares.

Air France and KLM have requested that Euronext Amsterdam de-list the KLM Common Shares from Euronext Amsterdam. De-listing of the KLM Common Shares from Euronext Amsterdam is expected to take place shortly. Air France and KLM intend to request the de-listing the KLM New York Registry Shares from the New York Stock Exchange as soon as reasonably practicable.

Including the issuance of new shares in the Offer, Air France’s capital comprises 269,383,518 shares, which are held as follows: French State 44.07%, Air France employees 10.42%, public float 45.51 % of which 18.4 % by former holders of KLM Common Shares.

The Air France shares and warrants are listed on Euronext Paris, Euronext Amsterdam and the New York Stock Exchange (in the form of ADSs and ADWs). The Air France warrants and ADWs have a maturity of three and a half years from May 6, 2004 and can be exercised starting November 6, 2005.

AIR FRANCE

Board of Directors

Meeting of 17 May 2004

REPORT OF THE BOARD OF DIRECTORS

TO THE ORDINARY SHAREHOLDERS’ MEETING

OF 24 JUNE 2004

Dear Shareholders:

The Air France exchange offer for the shares of KLM common stock has been extremely successful. As of 3 May 2004, Air France held 89.22% of the shares of KLM common stock before the supplemental offer that will close on 21 May 2004.

In order to remunerate the tender of shares of KLM common stock, Air France has created 45,938,857 new shares and 41,762,597 equity warrants for new and/or existing shares (BASA).

Because of the creation of these new shares, Air France has been privatised, with the stake held by the French State reduced to 44.7%.

The transfer of the majority of the shareholders’ equity to the private sector requires, pursuant to Law 2003 – 322 of 9 April 2003 governing air transport companies, particularly the Air France company, that a Shareholders’ Meeting be called to replace the Board of Directors of your company.

Until the date of the transfer of assets scheduled for September 2004, which will lead to the formation of the group composed of a holding company, the Air France-KLM company, and two subsidiaries Air France and KLM, your Board of Directors will be composed of 26 members:

•	10 members elected by the Shareholders’ Meeting;

•	8 members appointed by the State, which is a number of seats proportional to its stake in the company;

•	6 members elected by the employees;

•	2 representatives of employee shareholders.

On the recommendation of the nominating committee, the Board of Directors is recommending that the Shareholders’ Meeting elect the following persons to the Board of Directors of Air France:

•	Jean-Cyril SPINETTA

•	Jean-François DEHECQ

•	Pierre RICHARD

•	Jean-Marc ESPALIOUX

•	Patricia BARBIZET

•	Léo M. van WIJK

•	Floris A. MALJERS

•	Cornelis J.A. van LEDE

•	Willem F. DUISENBERG

We remind you in effect that Air France and KLM agreed in the master agreement they signed on 16 October 2003 that the Board of Directors of Air France will include, after completion of the exchange offer, the Chairman of the Management Board of KLM, two directors recommended by the Supervisory Board of KLM, and one director proposed by the Dutch State.

Moreover, the agreements entered into as part of the Air France/Alitalia alliance provide that Alitalia will be represented on the Board of Directors of Air France.

Therefore, one director’s seat will be offered to Alitalia when this company has named its representative.

The recommendations for directors are presented in the first nine resolutions.

Finally, you are being asked in the Tenth Resolution to allocate the sum of 800,000 euros in directors’ fees to the members of the Board of Directors for the current fiscal year and for each subsequent year.

THE BOARD OF DIRECTORS

MEMBERS OF THE BOARD OF DIRECTORS

PUT FORWARD FOR NOMINATION

Mr Jean-Cyril SPINETTA

Aged 60

Chairman and CEO of Air France

Mr Jean-Cyril SPINETTA, of French nationality, was born in Paris on 4 October 1943.

He has a university degree in public law and is a graduate of the Institut d’Etudes Politiques de Paris. He is an alumnus of the Ecole Nationale d’Administration.

He has been made an Officier dans l’Ordre National de la Légion d’Honneur, Officier dans l’Ordre National du Mérite and Officier des Palmes Académiques.

From 1972 to 1976, he was Head of Investments and Planning at the Ministry of Education and, from 1976 to 1978, he was seconded as an auditor at the Council of State.

After being Official Representative at the Secrétariat Général du Gouvernement from 1978 to 1981, he was appointed Head of the Information Department for the Prime Minister from 1981 to 1983, then Director for Secondary Education at the Ministry of Education from 1983 to 1984, and from 1984 to 1986, Chief of Staff for Michel Delebarre, Minister for Labour, Employment and Vocational Training.

From 1986 to 1987, he was Inspector-General for Education and then, from 1988 to 1990, Chief of Staff for Michel Delebarre, who was Minister for Social Affairs and Employment, then Minister for Transport and the Sea and then Minister for Infrastructure, Housing, Transport and the Sea.

He occupied the position of Chairman and CEO of Air Inter from 1990 to 1993, then Advisor to the President of the Republic on Industrial Matters, then Préfet in charge of public service from 1994 to 1995.

In January 1996, he was appointed Technical Advisor to the European Commissioner in charge of Science, Research and Education and then, in January 1997, seconded to the European Commission as national expert.

In July 1997, he was commissioned to review employment opportunities in the field of Education by Mr Claude Allègre, Minister for Education and Mrs Martine Aubry, Minister for Employment and Solidarity.

Since September 1997, he has been Chairman and CEO of Air France. In 2001, he became Chairman of the AEA (Association of European Airlines).

He is a Director of Alitalia and Air France’s permanent representative on the Board of Directors of Le Monde Entreprises.

Mr Jean-François DEHECQ

Aged 64

Chairman and CEO of Sanofi – Synthelabo.

Mr Jean-François DEHECQ, of French nationality, was born on 1 January 1940 in Nantes (44).

He is a graduate of the Ecole Nationale des Arts et Métiers.

He has been made a Grand Officier dans l’Ordre du Mérite de l’Ordre Souverain de Malte (1995), Chevalier de la Confrérie Internationale « La Toison d’Or » (2002), Officier dans l’Ordre du Mérite Agricole (1996), Officier dans l’Ordre National de la Légion d’Honneur (1998) and Commandeur dans l’Ordre National du Mérite (2002).

He was a Professor of Mathematics and Armed Forces Trainee in Scientific Research and Nuclear Propulsion, in 1964 and 1965.

From 1965 to 1973, he worked at the Société Nationale des Pétroles d’Aquitaine (1965-1969: Department of Economic Affairs; 1969-1970: Advisor to General Management; 1970-1971: Operations Engineer – Lacq Facility; 1971-1973: Negotiation and Contracts Division – Development Department).

He was appointed Chief Executive Officer of Sanofi in 1973.

From 1982 to 1998, he assumed the roles of Vice-Chairman and Chief Executive Officer of Sanofi.

From 1988 to 1999, he was Health and Safety Managing Director of the Elf-Aquitaine Group.

He was Chairman and Chief Executive Officer of Sanofi from February 1988 to May 1999 and, since May 1999, Chairman and Chief Executive Officer of Sanofi-Synthelabo.

President:

•	Conservatoire National des Arts et Métiers (C.N.A.M.)

•	Association Nationale de la Recherche Technique (A.N.R.T.)

Director:

•	Air France

•	Finance et Management

•	Société Financière des Laboratoires de Cosmétologie Yves Rocher

Member:

•	Conseil France of INSEAD

•	Fondation Française pour la Recherche sur l’Epilepsie

•	Member of the DOLDER Club (1992)

•	Ecole des Mines de Paris: Member of the Board of Directors

Abroad:

Vice President:

•	E.F.P.I.A (European Federation of Pharmaceutical Industries and Associations)

President and Director:

Sanofi-Synthelabo Daiichi Pharmaceuticals Co. Ltd (Japan)

Director:

•	Sanofi-Synthelabo Inc. (United States)

•	Fujisawa Sanofi-Synthelabo (Japan)

Mr Pierre RICHARD

Aged 63

Chief Executive Officer and Chairman of the Management Board of Dexia.

Mr Pierre RICHARD, of French nationality, was born on 9 March 1941 in Dijon (21).

He is a graduate of the Ecole Polytechnique et Ingénieur général des Ponts-et-Chaussées. He studied town planning at the University of Pennsylvania (1966-1967).

He has been made an Officier dans l’Ordre National de la Légion d’Honneur, Officier dans l’Ordre National du Mérite and Commandeur de l’Ordre de Léopold II.

He was recruited to the development body for the new town of Cergy-Pontoise, where he became Deputy General Manager in 1970.

He was a Technical Advisor to the Secretary of State for Housing (1972-1974), then in 1974, to the President of the Republic with responsibility for overseeing the files of local authorities, land development, environment, urban development and construction.

In 1978, he was appointed Head of the local authorities department at the Ministry of the Interior where he was involved in drafting decentralisation legislation.

From January 1983 to June 1993, he was Deputy General Manager of the Caisse des Dépôts et Consignations.

In October 1987, when the Crédit Local de France was created, he was appointed Chairman of the Board, then became its Chairman and CEO on 1 December 1993, following the company’s privatisation.

Following his appointment as co-Chairman of the Dexia group in December 1996, he has been Chief Executive Officer of the Group and Chairman of the Management Board since 1 December 1999. He is also Chairman of the Supervisory Board of Dexia Crédit Local.

From February 1991 to March 1993, Pierre RICHARD was President of the Groupement des Institutions Financières Spécialisées (GIFS).

He was Chairman of the Board of Directors of the Ecole Nationale des Ponts-et-Chaussées from March 1994 to 1999.

Since 1995, he has been Chairman of the Board of Directors of Le Monde Investisseurs (SAS).

He is also:

•	Vice-President of the Association française des Banques (since February 2004)

•	Member of the Executive Committee of the Fédération bancaire française (since February 2004)

•	Director of Dexia Banque Internationale in Luxembourg (Dexia BIL) since 25 March 1997; he was appointed Vice-Chairman of the Board of Directors on 28 December 1999

•	Director of the European Investment Bank (EIB), Air France (since 1997), the newspaper Le Monde and Crédit du Nord (since 22 February 2000).

•	Member of the Steering Committee of Paris Europlace.

•	Member of the Institut International d’Etudes Bancaires

•	Member of the Steering Committee of the Institut de l’Entreprise (since January 1999)

Mr Jean-Marc ESPALIOUX

Aged 52

Chairman of the Management Board of Accor.

Mr Jean-Marc ESPALIOUX, of French nationality, was born on 18 March 1952 in Auxerre (89).

He is a graduate in political science, law and economics and is an alumnus of the Ecole Nationale d’Administration.

He has been made a Chevalier de l’Ordre National de la Légion d’Honneur.

He was Inspector of Finance with the Ministry of Finance from 1978 to 1982.

He joined Compagnie Générale des Eaux (now Véolia Environnement) in 1984, where he became Chief Financial Officer in 1987, a Member of the Executive Committee in 1994, and Deputy Managing Director in 1996.

A member of the Accor Board of Directors since 1988, he was appointed by co-founders Mr Paul Dubrule and Mr Gérard Pélisson as Chairman of the Accor Management Board on 7 January 1997.

Director of Veolia Environnement and a Member of the Accounting, Audit and Commitment Committee.

Director of Air France and Chairman of the Compensation Committee.

Advisor to the Supervisory Board of the Caisse Nationale des Caisses d’Epargne.

Member of the Council on Employment, Revenues and Social Cohesion, appointed by decree of the Prime Minister on 29 May 2001.

Member of the Executive Board of the French Employers Federation Medef and Chairman of the Tourism Group.

Member of the Advisory Board of Banque de France.

Mrs Patricia BARBIZET

Aged 49

CEO of Financière Pinault and Artémis

Mrs Patricia BARBIZET, of French nationality, was born in Paris on 17 April 1955.

She is a graduate of the Ecole Supérieure de Commerce de Paris (international finance option) and has a degree in law.

Mrs Patricia BARBIZET took up the role of Financial Director of Pinault SA in 1989.

Main positions and duties:

•	Chairman and Chief Executive Officer of Piasa,

•	Chairman of the Supervisory Board of Pinault-Printemps-Redoute,

•	Chairman of the Board of Directors of the Société Nouvelle du Théâtre Marigny,

•	Director of: Artémis, Fnac, Sebdo Le Point, Société Nouvelle du Théâtre Marigny, Piasa, Air France, Agefi, Bouygues and TF1,

•	Member of the Supervisory Board of: Pinault-Printemps-Redoute, Yves Saint Laurent Parfums and Yves Saint Laurent,

•	Member of the Management Board of Société Civile du Vignoble de Château Latour,

Abroad

•	Chairman and Director of Christies International Plc (Great Britain),

•	Director of Gucci (Netherlands).

Mr Léo M. van WIJK

Aged 57.

Chairman of the Management Board of KLM.

Mr Leo M. van WIJK, a Dutch citizen, was born in Amsterdam on October 18,1946.

After completing his secondary education, he studied at Amsterdam University, receiving a Masters Degree in Econometrics in 1971.

Mr Léo M. van WIJK joined KLM Royal Dutch Airlines on May 1st of that year. During his early career at KLM he held various positions in Automation Services. In 1977 he moved to Cargo Division, being appointed Manager Cargo Handling in 1979. In early 1983, Mr Léo M. van WIJK was appointed Manager Cargo Marketing and, at the same time, Deputy Vice President KLM Marketing. His appointment as Vice President KLM Marketing followed on May 1, 1984.

On May 1, 1987, he moved to a new position as Deputy to the Senior Vice President Commercial Services. Two years later, Mr M. van WIJK became Senior Vice President Corporate Development on January 1, 1989.

Mr Léo M. van WIJK joined the Management Board on January 1, 1991. Mr Leo M. van WIJK became KLM’s President and Chief Executive Officer (CEO) on August 6, 1997.

Mr Léo M. van WIJK is also a member of the following:

•	The Board of Directors of Northwest Airlines,

•	The Supervisory Board of Martinair,

•	The Advisory Council of ABN AMRO Holding,

•	The Supervisory Board of Aegon N.V.,

•	The Supervisory Board of Randstad Holding N.V.

•	The Supervisory Board of The Netherlands Board of Tourism,

•	The Supervisory Board of Kennemer Gathuis.

Mr Floris A. MALJERS

Aged 70

Mr Floris A. MALJERS, a Dutch citizen, was born on 12 August 1933, in Middelburg (the Netherlands).

Mr Floris A. MALJERS is Chairman of the Supervisory Board of the Rijksmuseum voor Oudheden, Chairman of the Supervisory Board of the Rotterdam School of Management, member of the Preference Shares Committee of DSM and member of the Executive Board of Rand Europe.

Other positions: SHV Holdings NV, Koninklijke Vendex KBB NV, BP PLC, Het Concertgebouw NV.

Previous positions: Chairman of Unilever NV and Vice Chairman of Unilever PLC, Member of the Special Committee (Committee of Delegates) of Unilever NV and Unilever PLC, Member of the Boards of Managing Directors of Unilever NV and Unilever PLC, Chairman of the Board of Managing Directors of Van den Bergh en Jurgens, Chairman of the Board of Managing Directors of Unilever Turkey, Managing Director of Unilever Colombia, several marketing and sales positions at Unilever-Sunlight (the Netherlands).

Mr Cornelis J.A. van LEDE

Aged 61

Mr Cornelis J.A. van LEDE, a Dutch citizen, was born on 21 November 1942, in Wassenaar (the Netherlands).

Mr Cornelis J.A. van LEDE is Vice-Chairman of the Board of Directors of INSEAD and a member of the Advisory Board of Pensioen en Verzekeringskamer.

Other positions: Chairman of de Nederlandsche Bank NV, Heineken NV, Sara Lee/DE NV & Sara Lee Corp, Akso Nobel NV.

Previous positions: Chairman of Board of Managing Directors of Akso Nobel NV, member of the Board of Managing Directors of Akso NV, Union of Industrial and Employers’ Confederation of Europe (UNICE), Chairman of Verbond van Nederlandse Ondernemingen (VNO), member of the Board of Managing Directors of HBG, Chairman of the Board of Managing Directors of Koninklijke Nederhorst Bonw BV, Management Consultant McKinsey & Company, Marketing Manager Shell International Petroleum Company.

Mr. Willem F. DUISENBERG

Aged 68

Mr Willem F. DUISENBERG, of Dutch nationality, was born on 9 July 1935 in Heerenven, Netherlands.

He is a member of the Supervisory Board of Rabobank and former President of the European Central Bank.

AIR FRANCE

Board of Directors

Meeting of 17 May 2004

ORDINARY SHAREHOLDERS’ MEETING

OF 24 JUNE 2004

PROPOSED RESOLUTIONS

FIRST RESOLUTION

Election of Jean-Cyril SPINETTA as Director

The Shareholders’ Meeting elects Jean-Cyril SPINETTA as Director for a term of six years, which expires at the end of the Shareholders’ Meeting called to approve the financial statements for the year ended 31 March 2010.

SECOND RESOLUTION

Election of Jean-François DEHECQ as Director

The Shareholders’ Meeting elects Jean-François DEHECQ as Director for a term of six years, which expires at the end of the Shareholders’ Meeting called to approve the financial statements for the year ended 31 March 2010.

THIRD RESOLUTION

Election of Pierre RICHARD as Director

The Shareholders’ Meeting elects Pierre RICHARD as Director for a term of six years, which expires at the end of the Shareholders’ Meeting called to approve the financial statements for the year ended 31 March 2010.

FOURTH RESOLUTION

Election of Jean-Marc ESPALIOUX as Director

The Shareholders’ Meeting elects Jean-Marc ESPALIOUX as Director for a term of six years, which expires at the end of the Shareholders’ Meeting called to approve the financial statements for the year ended 31 March 2010.

FIFTH RESOLUTION

Election of Patricia BARBIZET as Director

The Shareholders’ Meeting elects Patricia BARBIZET as Director for a term of six years, which expires at the end of the Shareholders’ Meeting called to approve the financial statements for the year ended 31 March 2010.

SIXTH RESOLUTION

Election of Léo M. van WIJK as Director

The Shareholders’ Meeting elects Léo M. van WIJK as Director for a term of six years, which expires at the end of the Shareholders’ Meeting called to approve the financial statements for the year ended 31 March 2010.

SEVENTH RESOLUTION

Election of Floris A. MALJERS as Director

The Shareholders’ Meeting elects Floris A. MALJERS as Director for a term of six years, which expires at the end of the Shareholders’ Meeting called to approve the financial statements for the year ended 31 March 2010.

EIGHTH RESOLUTION

Election of Cornelis J.A. van LEDE as Director

The Shareholders’ Meeting elects Cornelis J.A. van LEDE as Director for a term of six years, which expires at the end of the Shareholders’ Meeting called to approve the financial statements for the year ended 31 March 2010.

NINTH RESOLUTION

Election of Willem F. DUISENBERG as Director

The Shareholders’ Meeting elects Willem F. DUISENBERG as Director for a term of six years, which expires at the end of the Shareholders’ Meeting called to approve the financial statements for the year ended 31 March 2010.

TENTH RESOLUTION

Directors’ Fees

The Shareholders’ Meeting allocates the sum of 800,000 euros in directors’ fees to the members of the Board of Directors for the current fiscal year and for each of the subsequent fiscal years until a new decision by the Meeting.

ELEVENTH RESOLUTION

Powers for formalities

The Shareholders’ Meeting grants all powers to the Board of Directors, the Chairman of the Board and to the bearer of an original, a copy or an excerpt of the minutes of this Meeting to perform all formalities required as a result of the adoption of the preceding resolutions.

COMPANY’S RESULTS FOR THE LAST FIVE FINANCIAL YEARS

(Articles 133, 135 and 148 of the Decree of 23 March 1967)

	In euro
Financial years ended 31 March (in euros)		1999		2000		2001		2002		2003

1. CAPITAL AT YEAR-END
Capital stock	1,633,959,890		1,809,290,532		1,868,137,539		1,868,137,539		1,868,137,539
No. of ordinary shares in circulation	198,482,857		219,780,887		219,780,887		219,780,887		219,780,887
Number of preference shares
Maximum no. of future shares to be created
By conversion of bonds		6,886,853		0		0		0		0
By exercising subscription rights		12,779,461		0		0		0		0

2. OPERATIONS AND RESULTS OF THE FINANCIAL YEAR (thousands of euro)
Turnover (excl. tax)		8,852,702		10,067,422		11,637,679		11,670,871		11,730,679
Earnings before tax, profit sharing, depreciation and provisions	+	572,437	+	902,434	+	866,772	+	771,375	+	628,753
Tax on profits		15		0		0		0		0
Employee profit sharing for the financial year		0		0		0		0		0
Earnings after tax, profit sharing, depreciation and provisions	+	154,766	+	182,455	+	205,169	+	41,917	-	217,624
Distributed earnings		0		33,369		61,013		21,690		13,014

3. EARNINGS PER SHARE
Earnings after tax, profit sharing, but excluding depreciation and provisions	+	2.88	+	4.11	+	3.94	+	3.51	+	2.86
Earnings after tax, profit sharing, depreciation and provisions	+	0.78	+	0.83	+	0.93	+	0.19	-	0.99
Dividend per share				0.14		0.22		0.10		0.06

4. WORKFORCE
Average number of staff employed during the year		48,921		52,213		55,777		59,296		59,731
Payroll for the financial year (thousands of euro)		1,979,546		2,102,244		2,301,741		2,443,904		2,528,771
Sums paid in respect of welfare benefits for the year (Social Security, company benefit scheme, etc.) (thousands of euro)		775,217		773,919		810,047		869,692		907,126

REQUEST TO RECEIVE

DOCUMENTS AND INFORMATION

I, the undersigned:

SURNAME

(or company name)

FORNAMES

(or form of the company)

ADDRESS

(or registered office)

owner of                          shares in the company Air France, request to receive the documents and information concerning the Annual General Meeting to be held on 24 June 2004 at 2.30 pm, list of which is given in Article 135 of the decree of 23 March 1967 on commercial companies.

At	, on
(signature)

IMPORTANT NOTE: This form should only be returned, after having been dated and signed, if the shareholder wishes to benefit from the regulations specified above. In this case, this request must arrive at the Registered Office no later than the fifth day before the meeting.

This form may constitute a general request for all Meetings, if the shareholder indicates this.

This document is to be returned in the enclosed envelope “T”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France

Date: June 17, 2004	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations